

September 7, 2012

Via E-mail
James A. Tholen
Chief Financial Officer
BroadSoft, Inc.
9737 Washingtonian Boulevard, Suite 350
Gaithersburg, MD 20878

> **Re:** **BroadSoft, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **File No. 001-34777**

Dear Mr. Tholen:

We have reviewed your letter dated August 13, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 16, 2012.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three Months Ended March 31, 2012 and 2011

Revenue, page 27

1. We note your response to prior comment 5 that the company does not believe that there have been material trends in deferred license revenue that are indicative of a substantive

change in the company's performance and that deferred license revenue has been influenced by the particular terms of agreements with the company's customers and the satisfaction of revenue recognition criteria thereunder. Considering the significant decrease in the level of deferred license revenues it appears there have been material trends in deferred revenues that are not currently explained by disclosing the revenue plus net change in deferred revenue metric as noted in your June 30, 2012 Form 10-Q. Please describe for us and in future filings disclose the underlying reasons for the decreasing trend in deferred license revenues, including consideration of factors such as any significant changes/trends related to contractual terms or structure, customers, proportion of term v. perpetual licenses, or other factors influencing the satisfaction of revenue recognition criteria. Quantify the changes and trends related to the percentage of license revenues not running through deferred revenue prior to revenue recognition and the significant factors contributing to such changes and trends.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief